UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of November 2021

Golar LNG Limited
(Translation of registrant’s name into English)
2nd Floor, S.E. Pearman Building,
9 Par-la-Ville Road,
Hamilton, HM 11 Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________________

INTERIM RESULTS FOR THE PERIOD ENDED SEPTEMBER 30, 2021

•Total operating revenues of $106.6 million and Adjusted EBITDA of $74.5 million, up 12% and 30% YoY respectively
•Signed 1-year shipping time charter at approximately $100,000/day
•Secured up to $682m in new financing facilities, securing refinancing of the convertible bond on favorable terms and balance sheet liquidity improvement
•Growing customer interest for new FLNG projects
•Golar positioned to capitalize on macro tailwinds, benefiting from operating and financial leverage going into 2022+

FLNG Hilli achieved another quarter of 100% commercial uptime. Capitalizing on record gas prices, Golar recently hedged half of its Q1 2022 Dutch Title Transfer Facility (“TTF”) exposure from the 0.2mtpa of additional 2022 production at a TTF price of $28/MMBtu, implying additional earnings to Golar for the quarter of $21.2 million (for each $1.00/MMBtu change in TTF, earnings realized by Golar will move by $0.4 million for unhedged volumes during Q1 2022). This implies a gross tolling fee of $11.4/MMBtu for the incremental production. The TTF linked production will, together with the Brent linked fees from trains one and two, see significant increased earnings from Hilli during 2022, with no further capital expenditure required by Golar. The strong commodity price backdrop has also incentivized the current customer of FLNG Hilli to expand its ongoing drilling program, which if successful will allow it to take advantage of its option to increase production by up to 0.4mtpa from 2023-2026.

FLNG Gimi is 75% technically complete. The unit is now around two years from the scheduled start-up date for the 20-year lease and operate agreement with BP that will unlock around $3.0 billion of earnings backlog1 to Golar.

We expect Adjusted EBITDA generation from our FLNG segment to quadruple from current levels over the next 2-3 years on the back of contracted earnings from Gimi and increased earnings from our commodity exposure on Hilli.

The current strength of LNG prices and favorable price outlook further increases the attractiveness of our FLNG solutions. This is driving momentum for potential new FLNG projects. We are continuing constructive discussions with an existing customer for use of a five-million-ton Golar Mark III newbuild design and rapid progress is being made on potential integrated projects. Our portfolio of prospective FLNG customers across different geographies increased during the quarter.

Shipping Q3 2021 average daily Time Charter Equivalent1 (“TCE”) earnings of $49,500/day, up 27% on Q3 2020, will continue to increase as the shipping fleet is re-contracted at higher expected rates. Golar recently announced a new 12-month time charter with a gross hire rate of approximately $100,000/day. Increasing exposure to higher freight rates over the course of 2022, rising asset values, tighter environmental regulations that reduce effective vessel supply and deleveraging of Golar’s LNG carriers are all contributing to expectations of a significant increase in cash generation from our shipping segment and increase the attractiveness of potential further group simplification by separating our shipping business, potentially deconsolidating approximately $990 million of associated contractual debt.

Golar expects to see a significant increase in Adjusted EBITDA generation over the next 2-3 years, benefiting from operating and financial leverage from its existing asset portfolio in shipping and
1. Refer to section "Non-GAAP measures" for definition and reconciliation to the most comparable US GAAP measure, where applicable.

FLNG. This includes start-up of earnings from Golar’s current $540 million of pro-rata capital invested in Gimi (per Q3 2021) in around 2 years. Furthermore, we are well positioned to capitalize on LNG macro tailwinds through an attractive FLNG growth pipeline, with ~$600 million of value in marketable securities (NFE and Avenir), that can be redeployed to significantly higher cash yielding projects.

Financial Summary

(in thousands of $)	Q3 2021	Q3 2020	% Change	YTD 2021	YTD 2020	% Change
Net (loss)/income attributable to Golar LNG Ltd	(90,955)	(21,802)	317%	405,842	(281,683)	(244)%
Total operating revenues	106,603	95,152	12%	336,717	319,953	5%
Adjusted EBITDA	74,489	57,287	30%	219,127	200,645	9%
Golar's share of contractual debt[1]	2,100,733	2,361,936	(11)%	2,100,733	2,361,936	(11)%

Q3 Highlights and recent events

Financial and corporate:

•Profitability: Net loss attributable to Golar of $91.0 million, and Adjusted EBITDA1 of $74.5 million for the quarter, including:
◦$157.5 million non-cash mark to market loss recognized on New Fortress Energy Inc. ("NFE") shares based on September 30, 2021 discounted carrying value of $27.75 per share.
◦$64.1 million non-cash gain recognized on Hilli Brent oil and TTF natural gas linked derivative instruments.
◦$8.9 million realized gain on Hilli Brent oil derivative. This is expected to increase to around $13.0 million in Q4 2021.
•Hedges: Entered into swap arrangements to hedge part of incremental TTF linked production for Q1 2022 at a TTF price of $28/MMbtu.

Financing facilities:

•Unsecured Bond: Successfully placed USD $300.0 million Norwegian Bonds.
•Convertible Bond: As of November 8, 2021 $85.2 million of the February 2022 maturing $402.5 million 2.75% Convertible Bonds had been redeemed. Current net outstanding balance under the Convertible Bonds is now $317.3 million.
•Credit Facility: $200.0 million 3-year Revolving Credit Facility ("RCF") in executable form to replace existing $100.0 million December 2021 maturing RCF.
•Loan: $158.0 million 5-year Golar Tundra facility that can be increased to $182.0 million in final stages of documentation, replacing current $104.4 million June 2022 maturing facility.
•Lender credit approval received to extend January 2022 maturing Golar Seal debt facility by 3-years.

FLNG:

•Utilization: Industry leading operations maintained with 100% commercial uptime by FLNG Hilli.
•Agreed 0.2mtpa TTF linked increase in 2022 capacity utilization of Hilli and a one-time option for up to 0.4mtpa of additional capacity utilization from 2023.
•Construction: FLNG Gimi conversion project 75% technically complete. Over 13 million man hours worked.
•Commercial: Significant progress made on new tolling based and integrated FLNG projects. Increasing portfolio of prospective FLNG customers across different geographies developed during the quarter.

1. Refer to section "Non-GAAP measures" for definition and reconciliation to the most comparable US GAAP measure, where applicable.

Shipping:

•Shipping Rates: Q3 2021 TCE1 of $49,500 for the fleet, up 13% on Q2 2021 and 27% on Q3 2020. Q4 2021 TCE1 of around $53,500 expected.
•LTM TCE1 for the fleet was $50,900.
•Utilization: Fleet utilization at 98%, in line with Q2 2021 and up on the 80% realized in Q3 2020.
•Time Charter: Fixed an LNG carrier on a 12-month charter at approximately $100,000 per day in October.
•Revenue Backlog1: increased to $267 million as of September 30, 2021.
•Outlook: Increasing number of requests for medium and long-term charters at higher rates.

Financial Review

Business Performance:

	2021		2020
	Jul-Sep	Apr-Jun	Jul-Sep
(in thousands of $)	Total	Total	Total
Net (loss)/profit	(55,635)	507,335	8,104
Income taxes	152	156	216
(Loss)/profit before income taxes	(55,483)	507,491	8,320
Depreciation and amortization	26,489	26,493	26,875
Unrealized (gain)/loss on oil and gas derivative instruments	(64,092)	(70,590)	(220)
Other non-operating losses, net	153,791	158,125	—
Interest income	(6)	(27)	(29)
Interest expense	13,763	14,467	16,093
(Gains)/losses on derivative instruments	(581)	6,869	4,686
Other financial items, net	(227)	(607)	(1,997)
Equity in net losses of affiliates	718	(839)	129
Net (income)/loss from discontinued operations	117	(574,356)	3,430
Adjusted EBITDA (1)	74,489	67,026	57,287

	2021
	Jul-Sep				Apr-Jun
(in thousands of $)	Shipping	FLNG	Corporate and other	Total	Shipping	FLNG	Corporate and other	Total
Total operating revenues	45,829	54,480	6,294	106,603	41,833	55,737	6,717	104,287
Vessel operating expenses	(16,216)	(13,243)	(2,477)	(31,936)	(15,001)	(13,745)	(2,682)	(31,428)
Voyage, charterhire & commission expenses	(1,211)	(150)	(25)	(1,386)	(2,072)	(150)	(25)	(2,247)
Administrative expenses	(204)	143	(8,542)	(8,603)	(117)	(185)	(9,768)	(10,070)
Project development (expenses)/income	—	(1,371)	70	(1,301)	—	(745)	1,484	739
Realized gains on oil derivative instrument (2)	—	8,862	—	8,862	—	2,975	—	2,975
Other operating income	2,250	—	—	2,250	2,770	—	—	2,770
Adjusted EBITDA (1)	30,448	48,721	(4,680)	74,489	27,413	43,887	(4,274)	67,026
(2) The line item “Realized and unrealized gain/(loss) on oil and gas derivative instruments” in the Condensed Consolidated Statements of Operations relating to income from the Hilli Liquefaction Tolling Agreement (“LTA”) and natural gas derivative is split into: “Realized gains on oil derivative instrument” and “Unrealized gain/(loss) on oil and gas derivative instrument”. The unrealized component represents a mark-to-market gain of $64.1 million (June 30, 2021: $70.6 million gain and September 30, 2020: $0.2 million gain) on the embedded oil and gas derivative, which represents the estimate of expected receipts under the remainder of the Brent oil linked clause and 2022 contracted capacity increase clause of the Hilli LTA. The realized component amounts to $8.9 million (June 30, 2021: $3.0 million and September 30, 2020: $nil) and represents the income in relation to the Hilli LTA receivable in cash.
1. Refer to section "Non-GAAP measures" for definition and reconciliation to the most comparable US GAAP measure, where applicable.

	2020
	Jul-Sep
(in thousands of $)	Shipping	FLNG	Corporate and other	Total
Total operating revenues	35,582	54,524	5,046	95,152
Vessel operating expenses	(14,899)	(13,459)	125	(28,233)
Voyage, charterhire & commission expenses	(476)	—	—	(476)
Administrative expenses	(436)	(204)	(7,349)	(7,989)
Project development expenses	(39)	(32)	(1,096)	(1,167)
Adjusted EBITDA (1)	19,732	40,829	(3,274)	57,287
We report today a Q3 net loss of $91.0 million attributable to Golar, and Adjusted EBITDA1 of $74.5 million, compared to Q2 net income attributable to Golar of $471.4 million, and Adjusted EBITDA1 of $67.0 million.

Total operating revenues increased from $104.3 million in Q2 to $106.6 million in Q3 and were further supported by a decrease in voyage, charter hire and commission expenses, down from $2.2 million in Q2 to $1.4 million in Q3. The increase in total operating revenues and decrease in voyage expenses was attributable to a seasonally improving shipping performance.

Revenue from shipping, net of voyage, charter hire and commission expenses was $44.6 million and increased by $4.8 million from $39.8 million in Q2. The quarter began with quoted TFDE1 carrier headline spot rates at around $68,000 per day and ended with rates at around $71,000 per day. Full fleet TCE1 earnings increased from $43,700 in Q2 to $49,500 in Q3 2021.

Total operating revenues from FLNG Hilli including base tolling fees and amortization of pre-acceptance amounts recognized normalized at $54.5 million in Q3, against $55.7 million in Q2 which benefited from some overproduction during the quarter.

Scheduled repairs to a damaged motor on one of the carriers contributed to a $0.5 million increase in vessel operating expenses, up from $31.4 million in Q2 to $31.9 million in Q3. Administrative expenses decreased by $1.5 million from $10.1 million in Q2 to $8.6 million in Q3, Q2 having been impacted by redundancy costs from an overhead streamlining exercise. FLNG front end engineering and design costs and business development expenses for new FLNG projects accounted for the $1.3 million of Q3 project development expenses.

The Brent oil linked component of Hilli's fees generates additional annual operating cash flows of approximately $3.1 million for every dollar increase in Brent Crude prices between $60.00 per barrel and the contractual ceiling. Billing of this component is based on a three-month look-back at average Brent Crude prices. As a result of rising prices, an $8.9 million realized gain on the oil derivative instrument (Golar share equivalent to $7.9 million) was recorded in Q3, up on the $3.0 million realized in Q2.

An ongoing loss of hire claim in respect of the recently repaired motor that failed on board the carrier referred to above accounts for the shipping related Other operating income of $2.3 million and $2.8 million in Q3 and Q2 2021 respectively.

Depreciation and amortization, at $26.5 million was in line with the prior quarter.

The mark-to-market fair value of the Hilli Brent oil linked derivative asset increased by $27.3 million during the quarter, with a corresponding unrealized gain of the same amount recognized in the income statement. The fair value increase was driven by an upward movement in the expected future market
1. Refer to section "Non-GAAP measures" for definition and reconciliation to the most comparable US GAAP measure, where applicable.

price for Brent oil. The spot price for Brent oil increased from $75.13 per barrel on June 30, 2021 to $78.52 on September 30, 2021.

After entering into agreement with the customer in July 2021 to increase Hilli production by 0.2 million tons in 2022, a derivative asset of $28.3 million, representing the fair value of the estimated discounted cash flows of payments due as a result of the TTF natural gas price linked additional 2022 production, was recognized on July 22, 2021. Like the Brent oil derivative above, the TTF derivative asset is adjusted to fair value at each balance sheet date and, on September 30, 2021, the value of this asset increased to $65.1 million. This resulted in the recognition of an unrealized TTF natural gas fair value gain of $36.8 million in the Q3 income statement. Together with the $27.3 million unrealized gain on the Brent oil derivative, a $64.1 million Unrealized gain on oil and gas derivative instruments was reported in Q3.

A decline in the NFE share price between July 1 and September 30 and discounting for the 15-day balance of the six-month holding period restriction resulted in the recognition of a Q3 unrealized loss of $157.5 million for the fair value adjustment on Golar’s 18.6 million NFE shares. The carrying value of these shares was $27.75 per share as of September 30, 2021. Netted against this was $1.9 million of dividend income from NFE following its dividend declaration on August 4, 2021. Together these accounted for most of the $153.8 million of Other non-operating losses during the quarter.

As a result of the agreed $60.0 million aggregate prepayment in respect of four sale and leaseback financed LNG carriers in July, interest expense decreased by $0.7 million from $14.5 million in Q2 to $13.8 million in Q3. An increase in swap rates contributed to a $0.6 million gain on derivative instruments in Q3, compared to a $6.9 million loss in Q2.

Equity in net losses of affiliates of $0.7 million is comprised of Golar's 23% investment in small-scale services provider Avenir LNG and 50% stake in Egyptian affiliate, ECGS.

Net losses attributable to non-controlling interests relate to the Hilli, the Gimi and the finance lease lessor VIEs.

Financing and Liquidity:

Our cash position as at September 30, 2021 was $268.2 million. This was made up of $123.7 million of unrestricted cash1 and $144.5 million of restricted cash. Restricted cash includes $65.1 million relating to lessor-owned VIEs and $60.7 million relating to the Hilli Letter of Credit.

Inclusive of $10.4 million of capitalized interest, $19.1 million was invested in FLNG Gimi during the quarter, taking the total Gimi Asset under development balance as at September 30, 2021 to $850.6 million. Of this, $410.0 million had been drawn against the $700 million debt facility. Both the investment and debt drawn to date are reported on a 100% basis.

Included within the $1.2 billion current portion of long-term debt and short-term debt as at September 30, 2021, is the December 2021 maturing $100.0 million RCF, $310.9 million in respect of the Convertible Bond, and $802.3 million relating to lessor-owned VIE subsidiaries that Golar is required to consolidate in connection with nine sale and leaseback financed vessels, including the Hilli.

Corporate and Other Matters:

As at September 30, 2021, there were 108.2 million shares outstanding. There were also 2.2 million outstanding stock options with an average price of $19.26 and 0.6 million unvested restricted stock units awarded. Of the initial $50.0 million approved share buyback scheme, $25.5 million remains available for further repurchases.
1. Refer to section "Non-GAAP measures" for definition and reconciliation to the most comparable US GAAP measure, where applicable.

Golar’s Annual General Meeting was held on August 10, 2021 in Bermuda.
1. Refer to section "Non-GAAP measures" for definition and reconciliation to the most comparable US GAAP measure, where applicable.

Non-GAAP measures

In addition to disclosing financial results in accordance with U.S. generally accepted accounting principles (US GAAP), this earnings release and the associated investor presentation contains references to the non-GAAP financial measures which are included in the table below. We believe these non-GAAP financial measures provide investors with useful supplemental information about the financial performance of our business, enable comparison of financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management in operating our business and measuring our performance.

These non-GAAP financial measures should not be considered a substitute for, or superior to, financial measures calculated in accordance with GAAP, and the financial results calculated in accordance with GAAP. Non-GAAP measures are not uniformly defined by all companies, and may not be comparable with similarly titled measures and disclosures used by other companies. The reconciliations from these results should be carefully evaluated.

Non-GAAP measure	Closest equivalent US GAAP measure	Adjustments to reconcile to primary financial statements prepared under US GAAP	Rationale for adjustments
Performance measures
Adjusted EBITDA	Net (loss)/profit
'+Income taxes
+Depreciation and amortization
+/-Unrealized (loss)/gain on oil and gas derivative instrument
+/-Other non-operating losses/(income), net
-Interest income
+Interest expense
+/-(Losses)/gains on derivative instruments
+/-Other financial items, net
+/- Equity in net (losses)/earnings of affiliates
+/- Net (loss)/income from discontinued operations

Increases the comparability of total business performance from period to period and against the performance of other companies by excluding the results of our equity investments, removing the impact of unrealized movements on embedded derivatives and removing the impact of depreciation, financing and tax items.
Average daily TCE	Total Operating revenues	-Liquefaction services revenue

-Vessel and other management fees

-Voyage and commission expenses

The above total is then divided by calendar days less scheduled off-hire days, which is also otherwise known as total operating days of the fleet.	Measure of the average daily net revenue performance of a vessel.

Standard shipping industry performance measure used primarily to compare period-to-period changes in the vessel’s net revenue performance despite changes in the mix of charter types (i.e. spot charters, time charters and bareboat charters) under which the vessel may be employed between the periods.

Assists management in making decisions regarding the deployment and utilization of its fleet and in evaluating financial performance.

Liquidity measures
Contractual debt	Total debt (current and non-current), net of deferred finance charges	+ VIE Consolidation Adjustment + Deferred Finance Charges
We consolidate a number of lessor VIEs for our sale and leaseback facilities. This means that on consolidation, our contractual debt is eliminated and replaced with the lessor VIEs’ debt.

Contractual debt represents our debt obligations under our various financing arrangements before consolidating the lessor VIEs.

The measure enables investors and users of our financial statements to assess our liquidity and the split of our debt (current and non-current) based on our underlying contractual obligations. Furthermore, it aids comparability with competitors.

Non-GAAP measure	Closest equivalent US GAAP measure	Adjustments to reconcile to primary financial statements prepared under US GAAP	Rationale for adjustments
Total Golar Cash	Golar cash based on GAAP measures: + Cash and cash equivalents + Restricted cash and short-term deposits (current and non-current)	-VIE restricted cash and short-term deposits (current and non-current)	We consolidate a number of lessor VIEs for our sale and leaseback facilities. This means that on consolidation, we include restricted cash held by the lessor VIEs.

Total Golar Cash represents our cash and cash equivalents and restricted cash and short-term deposits (current and non-current) before consolidating the lessor VIEs.

Management believe that this measure enables investors and users of our financial statements to assess our liquidity and aids comparability with our competitors.

Reconciliations - Performance Measures (Average Daily TCE Rate)

	2021	2021	2020
(in thousands of $)	Jul-Sep	Apr-Jun	Jul-Sep
Total operating revenues	106,603	104,287	95,152
Less: Liquefaction services revenue	(54,480)	(55,737)	(54,524)
Less: Vessel and other management fees	(6,294)	(6,717)	(5,046)
Time and voyage charter revenues	45,829	41,833	35,582
Less: Voyage and commission expenses	(1,210)	(2,072)	(476)
	44,619	39,761	35,106
Calendar days less scheduled off-hire days	901	910	899
Average daily TCE rate (to the closest $100)	49,500	43,700	39,100

Reconciliations - Liquidity Measures (Contractual Debt)

(in thousands of $)	September 30, 2021	June 30, 2021	September 30, 2020
Total debt (current and non-current) net of deferred finance charges	2,281,721	2,379,581	2,541,773
VIE consolidation adjustments	321,427	316,894	255,936
Deferred finance charges	24,816	26,417	29,227
Total Contractual Debt	2,627,964	2,722,892	2,826,936
Less: Golar Partners', Keppel's and B&V's share of the Hilli contractual debt	(404,231)	(413,380)	(397,500)
Less: Keppel's share of the Gimi debt	(123,000)	(123,000)	(67,500)
GLNG's Contractual Debt	2,100,733	2,186,512	2,361,936
Please see Appendix A for a capital repayment profile for Golar’s contractual debt.

Reconciliations - Liquidity Measures (Total Golar Cash)

(in thousands of $)	September 30, 2021	June 30, 2021	September 30, 2020
Cash and cash equivalents	123,690	207,272	76,696
Restricted cash and short-term deposits (current and non-current)	144,480	131,268	162,199
Less: VIE restricted cash	(65,105)	(51,228)	(61,738)
Total Golar Cash	203,065	287,312	177,157

Non-US GAAP Measures Used in Forecasting
Revenue Backlog: Revenue backlog is defined as the minimum contracted daily charter rate for each vessel multiplied by the number of scheduled hire days for the remaining contract term. Revenue backlog is not intended to represent EBITDA or future cashflows that will be generated from these contracts. This measure should be seen as a supplement and not a substitute for our US GAAP measures of performance.

Earnings Backlog: Earnings backlog represents the share of contracted fee income for executed contracts less forecasted operating expenses for these contracts. In calculating forecasted operating expenditure, management has assumed that where there is an Operating Services Agreement the amount receivable under the services agreement will cover the associated operating costs, therefore revenue from operating services agreements is excluded.

Definitions
TFDE: Tri-fuel Diesel Electric engine
FSRU: Floating Storage Regasification Unit
Unrestricted cash: Unrestricted cash refers to our cash and cash equivalents

Forward Looking Statements

This press release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflects management’s current expectations, estimates and projections about its operations. All statements, other than statements of historical facts, that address activities and events that will, should, could or may occur in the future are forward-looking statements. Words such as “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect,” “may,” “could,” “would,” “predict,” “propose,” “continue,” or the negative of these terms and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which are beyond our control and are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Unless legally required, Golar undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise. Among the important factors that could cause actual results to differ materially from those in the forward-looking statements are:

•our inability and that of our counterparty to meet our respective obligations under the Lease and Operate Agreement entered into in connection with the BP Greater Tortue / Ahmeyim Project (“Gimi GTA Project”);
•continuing uncertainty resulting from potential future claims from our counterparties of purported force majeure under contractual arrangements, including but not limited to our construction projects (including the Gimi GTA Project) and other contracts to which we are a party;
•our ability to formalize a settlement agreement with authorities regarding tax benefits previously obtained under certain of our leasing agreements;
•claims made or losses incurred in connection with our continuing obligations with regard to Hygo Energy Transition Ltd (“Hygo”) and Golar LNG Partners LP (“Golar Partners”);
•the ability of Hygo, Golar Partners and NFE to meet their respective obligations to us, including indemnification obligations;
•changes to rules and regulations applicable to LNG carriers, FSRUs, FLNGs or other parts of the LNG supply chain;
•changes in our ability to retrofit vessels as floating storage and regasification units (“FSRUs”) or floating liquefaction natural gas vessels (“FLNGs”) and in our ability to obtain financing for such conversions on acceptable terms or at all;
•changes in our ability to obtain additional financing on acceptable terms or at all;
•the length and severity of outbreaks of pandemics, including the worldwide outbreak of the novel coronavirus (“COVID-19”) and its impact on demand for liquefied natural gas (“LNG”) and natural gas, the timing of completion of our conversion projects, the operations of our charterers, our global operations and our business in general;
•failure of our contract counterparties to comply with their agreements with us or other key project stakeholders;
•changes in LNG carrier, FSRU, or FLNG charter rates, vessel values or technological advancements;
•our vessel values and any future impairment charges we may incur;
•our ability to close potential future sales of additional equity interests in our vessels, including the Hilli and Gimi or to monetize our interest in NFE on a timely basis or at all;
•our ability to contract the full utilization of the Hilli or other vessels;
•changes in the supply of or demand for LNG carriers, FSRUs or FLNGs;
•a material decline or prolonged weakness in rates for LNG carriers, FSRUs or FLNGs;
•changes in the performance of the pool in which certain of our vessels operate;

•changes in trading patterns that affect the opportunities for the profitable operation of LNG carriers, FSRUs or FLNGs;
•changes in the supply of or demand for LNG or LNG carried by sea;
•continuing volatility of commodity prices;
•changes in the supply of or demand for natural gas generally or in particular regions;
•changes in our relationships with our counterparties, including our major chartering parties;
•changes in our relationship with our affiliates and the sustainability of any distributions they pay to us;
•a decline or continuing volatility in the global financial markets, specifically with respect to our equity holding in NFE;
•changes in general domestic and international political conditions, particularly where we operate;
•changes in the availability of vessels to purchase and in the time it takes to construct new vessels;
•failure of shipyards to comply with delivery schedules or performance specifications on a timely basis or at all;
•our inability to achieve successful utilization of our fleet or inability to expand beyond the carriage of LNG and provision of FSRU and FLNGs, particularly through our innovative FLNG strategy;
•actions taken by regulatory authorities that may prohibit the access of LNG carriers, FSRUs and FLNGs to various ports;
•increases in costs, including, among other things, wages, insurance, provisions, repairs and maintenance; and
•other factors listed from time to time in registration statements, reports, or other materials that we have filed with or furnished to the Securities and Exchange Commission, or the Commission, including our most recent annual report on Form 20-F.

As a result, you are cautioned not to rely on any forward-looking statements. Actual results may differ materially from those expressed or implied by such forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise unless required by law.

November 9, 2021
The Board of Directors
Golar LNG Limited
Hamilton, Bermuda
Investor Questions: +44 207 063 7900
Karl Fredrik Staubo - CEO
Eduardo Maranhão - CFO
Stuart Buchanan - Head of Investor Relations

Golar LNG Limited

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	2021	2021	2021	2020
	Jul-Sep	Apr-Jun	Jan-Sep	Jan-Sep
(in thousands of $)	Unaudited	Unaudited	Unaudited	Unaudited

Time and voyage charter revenues	45,829	41,833	150,528	141,154
Liquefaction services revenue	54,480	55,737	164,614	163,572
Vessel and other management fees	6,294	6,717	21,575	15,227
Total operating revenues	106,603	104,287	336,717	319,953

Vessel operating expenses	(31,936)	(31,428)	(94,065)	(82,709)
Voyage, charterhire and commission expenses	(1,386)	(2,247)	(11,116)	(6,842)
Administrative expenses	(8,603)	(10,070)	(27,071)	(26,724)
Project development expenses	(1,301)	739	(2,195)	(6,104)
Depreciation and amortization	(26,489)	(26,493)	(79,488)	(81,097)
Total operating expenses	(69,715)	(69,499)	(213,935)	(203,476)

Other operating incomes/(losses)
Realized and unrealized gain/(loss) on oil and gas derivative instruments	72,954	73,565	157,119	(36,861)
Other operating gains	2,250	2,770	5,020	532
Total other operating incomes/(losses)	75,204	76,335	162,139	(36,329)

Operating income	112,092	111,123	284,921	80,148

Other non-operating losses	(153,791)	(158,125)	(311,916)	—

Financial income/(expense)
Interest income	6	27	67	1,432
Interest expense	(13,763)	(14,467)	(42,776)	(54,137)
Gains/(losses) on derivative instruments	581	(6,869)	17,063	(54,543)
Other financial items, net	227	607	524	1,986
Net financial expense	(12,949)	(20,702)	(25,122)	(105,262)

Loss before income taxes, equity in net income of affiliates and non-controlling interests	(54,648)	(67,704)	(52,117)	(25,114)
Income taxes	(152)	(156)	(565)	(598)
Equity in net (losses)/income of affiliates	(718)	839	(561)	(390)
Net loss from continuing operations	(55,518)	(67,021)	(53,243)	(26,102)

Net (loss)/income from discontinued operations	(117)	574,356	568,047	(180,470)

Net (loss)/income	(55,635)	507,335	514,804	(206,572)
Net income attributable to non-controlling interests	(35,320)	(35,902)	(108,962)	(75,111)

Net (loss)/income attributable to Golar LNG Limited	(90,955)	471,433	405,842	(281,683)

Golar LNG Limited

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME

	2021	2021	2021	2020
	Jul-Sep	Apr-Jun	Jan-Sep	Jan-Sep
(in thousands of $)	Unaudited	Unaudited	Unaudited	Unaudited

Net (loss)/income	(55,635)	507,335	514,804	(206,572)

Other comprehensive (loss)/income:
(Loss)/gain associated with pensions, net of tax	(74)	56	38	156
Share of affiliate's comprehensive losses from discontinued operations	—	(349)	(3,147)	(22,289)
Realized accumulated comprehensive losses on disposal of investment in affiliate	—	43,380	43,380	—
Other comprehensive (loss)/income	(74)	43,087	40,271	(22,133)
Comprehensive (loss)/income	(55,709)	550,422	555,075	(228,705)

Comprehensive income/(loss) attributable to:

Stockholders of Golar LNG Limited	(91,029)	514,520	446,113	(303,816)
Non-controlling interests	35,320	35,902	108,962	75,111
Comprehensive income/(loss)	(55,709)	550,422	555,075	(228,705)

Golar LNG Limited

CONDENSED CONSOLIDATED BALANCE SHEETS

	2021	2020
	Sep-30	Dec-31
(in thousands of $)	Unaudited	Audited

ASSETS
Current assets
Cash and cash equivalents	123,690	127,691
Restricted cash and short-term deposits (1)	71,647	100,361
Other current assets	539,399	39,863
Assets held for sale(2)	—	267,766
Amounts due from related parties	1,585	2,112
Total current assets	736,321	537,793
Non-current assets
Restricted cash	72,833	62,820
Investments in affiliates	50,573	44,385
Asset under development	850,589	658,247
Vessels and equipment, net	2,903,976	2,983,073
Other non-current assets	189,861	27,911
Total assets	4,804,153	4,314,229

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Current portion of long-term debt and short-term debt (1)	(1,230,256)	(982,845)
Amounts due to related parties	—	(12,006)
Other current liabilities	(250,033)	(185,355)
Total current liabilities	(1,480,289)	(1,180,206)
Non-current liabilities
Long-term debt (1)	(1,051,465)	(1,367,937)
Other long-term liabilities	(119,703)	(135,439)
Total liabilities	(2,651,457)	(2,683,582)

Equity
Stockholders' equity	(1,717,175)	(1,292,523)
Non-controlling interests	(435,521)	(338,124)

Total liabilities and stockholders' equity	(4,804,153)	(4,314,229)

(1) Included within restricted cash and short-term deposits and debt balances are amounts relating to certain lessor entities (for which legal ownership resides with financial institutions) that we are required to consolidate under US GAAP into our financial statements as variable interest entities. Refer to Appendix A.

(2) On April 15, 2021, we have completed the GMLP and Hygo Mergers and consequently retrospectively presented our share of earnings/(losses) in Golar Partners and Hygo and the associated carrying values of our investments in Golar Partners and Hygo as net income/(loss) from discontinued operations and assets held for sale, respectively. In addition, we have retrospectively presented the cash flow activities arising from our held for sale investments as cash flows from discontinued operations.

Golar LNG Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASHFLOWS

	2021	2021	2021	2020
	Jul-Sep	Apr-Jun	Jan-Sep	Jan-Sep
(in thousands of $)	Unaudited	Unaudited	Unaudited	Unaudited
OPERATING ACTIVITIES
Net (loss)/income	(55,635)	507,335	514,804	(206,572)
Adjustments to reconcile net (loss)/income to net cash provided by operating activities:
Depreciation and amortization	26,489	26,493	79,488	81,097
Amortization of deferred charges and guarantees, net	692	684	2,003	3,037
Equity in net losses of affiliates	718	(838)	561	390
Net (income)/loss from discontinued operations	117	(574,356)	(568,047)	180,470
Dry-docking expenditure	—	—	(1,591)	(8,400)
Compensation cost related to employee stock awards	1,141	1,014	3,022	4,251
Net foreign exchange losses/(gains)	187	(160)	814	613
Change in fair value of investment in listed equity securities	157,546	86,664	244,210	—
Change in fair value of derivative instruments	(1,753)	5,738	(18,557)	50,903
Change in fair values of oil and gas derivative instruments	(64,092)	(70,590)	(145,282)	39,400
Changes in assets and liabilities:
Trade accounts receivable	(3,639)	3,784	(96)	7,017
Inventories	117	(46)	456	(3,195)
Other current and non-current assets	(3,697)	7,578	4,457	(16,713)
Amounts due to/from related companies	(112)	577	(9,269)	(1,303)
Trade accounts payable	2,269	(1,003)	(288)	2,542
Accrued expenses	4,755	4,294	77	6,013
Other current and non-current liabilities	(6,667)	67,378	62,324	(53,151)
Net cash provided by operating activities	58,436	64,546	169,086	86,399
INVESTING ACTIVITIES
Additions to vessels and equipment	—	—	(925)	(3,696)
Additions to asset under development	(14,913)	(126,644)	(183,305)	(211,167)
Additions to investments in affiliates	—	(2,375)	(8,625)	(8,316)
Proceeds from subscription of equity interest in Gimi MS Corporation	4,060	10,143	16,872	7,098
Dividends from listed equity securities	3,725	—	3,725	—
Net cash used in investing activities	(7,128)	(118,876)	(172,258)	(216,081)
Additions to investments in affiliates	—	—	—	(2,410)
Dividends received	—	—	460	10,124
Net proceeds from disposals of investments in affiliates	(2,043)	121,603	119,560	—
Short-term loan advanced to related parties	—	—	—	(40,000)
Proceeds from repayment of short-term loan advanced to related parties	—	—	—	40,000
Net cash (used in)/provided by discontinued investing activities	(2,043)	121,603	120,020	7,714
FINANCING ACTIVITIES
Proceeds from short-term and long-term debt	1,557	65,000	122,920	539,307
Repayments of short-term and long-term debt	(105,278)	(64,662)	(208,250)	(548,623)
Cash dividends paid	(7,735)	(8,875)	(24,437)	(16,020)
Financing costs paid	(1,523)	(1,263)	(5,299)	(7,563)
Purchase of treasury shares	(6,656)	(17,828)	(24,484)	(16,650)
Net cash used in financing activities	(119,635)	(27,628)	(139,550)	(49,549)
Net (decrease)/increase in cash, cash equivalents and restricted cash	(70,370)	39,645	(22,702)	(171,517)
Cash, cash equivalents and restricted cash at beginning of period	338,540	298,895	290,872	410,412
Cash, cash equivalents and restricted cash at end of period	268,170	338,540	268,170	238,895

Golar LNG Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in thousands of $)	Share Capital	Treasury Shares	Additional Paid-in Capital	Contributed Surplus (1)	Accumulated Other Comprehensive Loss	Accumulated Retained Losses	Total before Non- Controlling Interests	Non-Controlling Interests	Total Equity
Balance at December 31, 2019	101,303	(39,098)	1,876,067	200,000	(34,866)	(605,145)	1,498,261	252,565	1,750,826

Net (loss)/income	—	—	—	—	—	(281,683)	(281,683)	75,111	(206,572)
Dividends	—	—	—	—	—	—	—	(16,288)	(16,288)
Employee stock compensation	73	—	4,354	—	—	—	4,427	—	4,427
Forfeiture of employee stock compensation	—	—	(176)	—	—	—	(176)	—	(176)
Proceeds from subscription if equity interest in Gimi MS Corporation	—	—	—	—	—	—	—	7,098	7,098
Repurchase and cancellation of treasury shares	(3,500)	39,098	—	—	—	(52,248)	(16,650)	—	(16,650)
Other comprehensive loss	—	—	—	—	(22,133)	—	(22,133)	—	(22,133)

Balance at September 30, 2020	97,876	—	1,880,245	200,000	(56,999)	(939,076)	1,182,046	318,486	1,500,532

(in thousands of $)	Share Capital	Treasury Shares	Additional Paid-in Capital	Contributed Surplus (1)	Accumulated Other Comprehensive Loss	Accumulated Retained Losses	Total before Non- Controlling Interests	Non-Controlling Interests	Total Equity
Balance at December 31, 2020	109,944	—	1,969,602	200,000	(56,073)	(930,950)	1,292,523	338,124	1,630,647

Net income	—	—	—	—	—	405,842	405,842	108,962	514,804
Dividends	—	—	—	—	—	—	—	(28,437)	(28,437)
Employee stock compensation	—	—	3,244	—	—	—	3,244	—	3,244
Forfeiture of employee stock compensation	—	—	(221)	—	—	—	(221)	—	(221)
Restricted stock units	264	—	(264)	—	—	—	—	—	—
Proceeds from subscription in equity interest in Gimi MS Corporation	—	—	—	—	—	—	—	16,872	16,872
Repurchase and cancellation of treasury shares	(1,985)	—	—	—	—	(22,499)	(24,484)	—	(24,484)
Realized accumulated comprehensive losses on disposal of investment in affiliate	—	—	—	—	43,380	—	43,380	—	43,380
Other comprehensive loss	—	—	—	—	(3,109)	—	(3,109)	—	(3,109)

Balance at September 30, 2021	108,223	—	1,972,361	200,000	(15,802)	(547,607)	1,717,175	435,521	2,152,696
(1) Contributed Surplus is 'capital' that can be returned to shareholders without the need to reduce share capital, thereby giving us greater flexibility when it comes to declaring dividends.

Golar LNG Limited

APPENDIX A

The table below represents our actual contractual debt, including the capital lease obligations between us and the lessor VIEs which are eliminated on consolidation as at quarter end:

(in thousands of $)	Total contractual debt as at September 30, 2021	GLNG's share of contractual debt as at September 30, 2021		Total scheduled capital repayments over the next 12 months	GLNG's share of scheduled capital repayments over the next 12 months

Non-VIE debt
2017 convertible bonds	396,074		396,074	(402,500)		(402,500)
Revolving credit facility	100,000		100,000	(100,000)		(100,000)
Golar Arctic	31,001		31,001	(7,294)		(7,294)
Golar Frost	60,178		60,178	(10,942)		(10,942)
Gimi	410,000	70%	287,000	—	70%	—

Capital lease obligations between Golar and the lessor VIE (1)
Golar Glacier	126,200		126,200	(7,900)		(7,900)
Golar Kelvin	124,435		124,435	(16,333)		(16,333)
Golar Ice	126,549		126,549	(16,039)		(16,039)
Golar Snow	128,611		128,611	(7,632)		(7,632)
Golar Crystal	87,694		87,694	(6,146)		(6,146)
Golar Tundra	104,351		104,351	(104,351)		(104,351)
Golar Seal	100,800		100,800	(7,900)		(7,900)
Hilli Episeyo	729,000	44.55%	324,770	(66,000)	44.55%	(29,403)
Golar Bear	103,071		103,071	(10,886)		(10,886)

Total Contractual Debt	2,627,964		2,100,734	(763,923)		(727,326)

(1) Under US GAAP, we consolidate the lessor VIE's. Accordingly, the capital lease obligations between Golar and the lessor VIEs are eliminated. See the table below.

The table below represents our anticipated contractual capital repayments for the next five years, including the capital lease obligations between us and the lessor VIEs which will be eliminated on consolidation:

(in thousands of $)	2021	2022	2023	2024	2025

Non-VIE debt
2017 convertible bonds	(85,168)	(317,332)	—	—	—
Revolving credit facility	(100,000)	—	—	—	—
Golar Arctic	(1,824)	(7,294)	(7,294)	(14,589)	—
Golar Frost	(5,471)	(10,942)	(10,942)	(32,823)	—
Gimi	—	—	—	(43,750)	(58,333)

Capital lease obligations between Golar and the lessor VIE
Golar Glacier	(1,950)	(8,032)	(116,218)	—	—

(in thousands of $)	2021	2022	2023	2024	2025
Golar Kelvin	(4,072)	(16,452)	(16,933)	(15,977)	(71,001)
Golar Ice	(3,996)	(16,163)	(16,668)	(17,236)	(72,486)
Golar Snow	(1,907)	(7,761)	(118,943)	—	—
Golar Crystal	(1,512)	(6,219)	(6,520)	(6,837)	(7,160)
Golar Tundra (1)	(3,247)	(101,104)	—	—	—
Golar Seal (2)	(1,900)	(98,900)	—	—	—
Hilli Episeyo	(16,500)	(66,000)	(66,000)	(66,000)	(66,000)
Golar Bear	(2,721)	(10,886)	(10,886)	(10,886)	(10,866)

Total Contractual Capital Repayments	(230,268)	(667,085)	(370,404)	(208,098)	(285,846)

(1) In August 2021, we signed an agreement with CMBL to extend the Golar Tundra's put option maturity from June 2021 to January 2022 if our 2017 Convertible Bonds are not refinanced or repaid by that date, otherwise, the Golar Tundra Facility matures in June 2022.

(2) In October 2021, we obtained the approval from CCBFL to extend the Golar Seal's put option to January 2025, However, customary completion documentation is still in progress.

Included within the restricted cash and short-term deposits and debt balances are amounts relating to lessor VIE entities that we are required to consolidate under US GAAP into our financial statements as variable interest entities. The following table represents the impact of consolidating these lessor VIEs into our balance sheet, with respect to these line items:

(in thousands of $)	September 30, 2021	December 31, 2020

Restricted cash and short-term deposits	65,105	36,875

Current portion of long-term debt and short-term debt	(802,341)	(865,982)
Long-term debt	(504,821)	(625,119)
Total debt, net of deferred finance charges	(1,307,162)	(1,491,101)

The consolidated results and net assets of the consolidated lessor VIE entities are based on management's best estimates.

As discussed above, we are required to consolidate amounts relating to lessor VIE entities into our financial statements. As such, the table above represents the lessor VIE entities' balances and not the actual costs and balances to us.